Exhibit 8.1

List of Significant and Associated Companies of Evotec AG

Subsidiary	Jurisdiction of incorporation	Evotec’s voting interest
Evotec (UK) Ltd.	Abingdon, United Kingdom	100%
ENS Holdings, Inc.	Delaware, USA	100%
EVOTEC NeuroSciences GmbH	Hamburg, Germany	100%
Renovis, Inc.	Delaware, USA	100%
Evotec (India) Private Limited	Thane, India	70%
Evotec RSIL Ltd.	Thane, India	70%
Evotec (Asia) Pte. Ltd.	Singapore, Singapore	100%